Exhibit 12

UNITED STATES CELLULAR CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

For the Year Ended December 31,

(Dollars in thousands)	2012	2011	2010	2009	2008
EARNINGS:
Income before income taxes (1)	$205,053	$312,822	$241,116	$349,165	$69,855
Add (deduct):
Equity in earnings of unconsolidated entities	(90,364)	(83,566)	(97,318)	(96,800)	(91,981)
Distributions from unconsolidated entities	84,417	91,768	100,359	91,105	91,845
Amortization of capitalized interest	855	613	492	320	—
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(30,122)	(24,247)	(23,869)	(22,663)	(26,131)
	169,839	297,390	220,780	321,127	43,588
Add fixed charges:
Consolidated interest expense (2)	42,393	65,614	61,555	78,199	78,535
Interest portion (1/3) of consolidated rent expense	47,394	44,130	42,550	41,305	37,254
	259,626	407,134	324,885	440,631	159,377
FIXED CHARGES:
Consolidated interest expense (2)	42,393	65,614	61,555	78,199	78,535
Capitalized interest	17,930	10,064	2,446	1,647	2,805
Interest portion (1/3) of consolidated rent expense	47,394	44,130	42,550	41,305	37,254
	$107,717	$119,808	$106,551	$121,151	$118,594

RATIO OF EARNINGS TO FIXED CHARGES	2.41	3.40	3.05	3.64	1.34

(1)  Includes non-cash charges related to losses on impairment as follows: 2009: $14.0 million; 2008: $386.7 million.

       Includes (Gain) loss on sale of business and other exit costs, net as follows: 2012: $21.0 million.

       Includes loss on investment of $3.7 million in 2012 and gain on investment as follows: 2011: $11.4 million; 2008: $16.6 million.

(2)  Interest expense on income tax contingencies is not included in fixed charges.